China Finance Online Co. Limited

17th Floor of Fuzhuo Plaza A,

No. 28 Xuanwai Street, Xicheng District,

Beijing, China 100052

December 30, 2016

VIA EDGAR

Marc Thomas, Review Accountant

Dave Irving, Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	China Finance Online Co. Limited Form 20-F for the Fiscal Year Ended December 31, 2015 Filed on April 27, 2016 Form 6-K Filed on August 22, 2016 File No. 000-50975

Dear Mr. Thomas:

We are in receipt of your letter dated December 15, 2016 (the “Comment Letter”) containing comments of the staff of the Securities and Exchange Commission (the “Staff”) pertaining to the filings referenced above.

On behalf of China Finance Online Co. Limited (the “Company”), we respectfully advise the Staff that we will require more than 10 business days to sufficiently respond to each of the comments contained in the Comment Letter. Accordingly, we ask the Staff to grant the Company an extension to respond to the Comment Letter until January 10, 2017.

Sincerely,

/s/ Jun Wang

Jun Wang

Chief Financial Officer On behalf of China Finance Online Co. Limited